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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                (FINAL AMENDMENT)
                             ----------------------


                               Prime Service, Inc.
                            (Name of Subject Company)
                             ----------------------



                              PS Acquisition Corp.
                          a wholly owned subsidiary of

                         Atlas Copco North America Inc.
                                    (Bidders)
                             ----------------------



                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)
                             ----------------------


                                   00074157E1
                      (CUSIP Number of Class of Securities)
                             ----------------------



                                 Mr. Mark Cohen
                         Atlas Copco North America Inc.
                        1211 Hamburg Turnpike, Suite 214
                             Wayne, New Jersey 07470

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                     Copy to
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000
                      Attention: Stephen R. Rusmisel, Esq.
                             ----------------------

-----------------------------

In accordance  with  Instruction F to Schedule  14D-1,  this Final  Amendment to
Schedule  14D-1 also  constitutes  a filing  by the  Bidders of a  statement  on
Schedule 13D with respect to all securities of the Subject Company acquired pursuant to the Tender Offer which is the subject of the Bidders' Schedule 14D-1.

                  This Amendment No. 1 (FINAL AMENDMENT) amends and supplements the Tender Offer Statement on Schedule 14D-1 dated June 9, 1997 (the "Schedule 14D-1") filed by PS Acquisition Corp., a Delaware corporation (the "Offeror"), and Atlas Copco North America Inc., a Delaware corporation ("Parent"), in connection with the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Prime Service, Inc., a Delaware corporation (the "Company"), at $32.00 per share, net to the seller in cash. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 14D-1. In accordance with Instruction F to Schedule 14D-1, this Final Amendment also constitutes a filing by Parent and the Offeror of a statement on Schedule 13D with respect to all Shares acquired pursuant to the Offer.


Item 6.  Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby amended to add the following:

                  At 12:01 a.m., New York City time, on July 8, 1997, the Offeror accepted for payment pursuant to the Offer all Shares validly tendered and not withdrawn as of the Expiration Date of the Offer. Atlas Copco announced that as of the Expiration Date of the Offer approximately 99.0% of the issued and outstanding Shares (or 27,746,724 Shares) had been validly tendered and not withdrawn. The number of Shares accepted for payment is based on a preliminary count by the Depositary and includes physical tenders of Share certificates and tenders pursuant to the procedures for guaranteed delivery.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

         Item 7 is hereby amended to add the following:

                  In connection with the Merger, the Offeror anticipates entering into a stock purchase agreement (the "Stock Purchase Agreement") with one director and one executive officer of the Company pursuant to which the Offeror will purchase from such persons for $32.00 per share, net to the sellers in cash, 39,958 Shares and 100 Shares, respectively. The purchases contemplated by the Stock Purchase Agreement will be consummated immediately prior to the Effective Time.

Item 11.          Material to be Filed as Exhibits.

                (a)(9)   Press Release issued by Parent dated July 8, 1997.

                (a)(10)  Press  Release  issued by Atlas  Copco  dated July 8,
1997.

                (a)(11) Press Release issued by the Company dated July 8, 1997.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ATLAS COPCO NORTH AMERICA INC.



                                    By: /s/ Mark Cohen
                                       --------------------------------
                                        Name:  Mark Cohen
                                        Title: Executive Vice President


                                    PS ACQUISITION CORP.



                                    By: /s/ Mark Cohen
                                        -------------------------------
                                        Name:  Mark Cohen
                                        Title: President

                                  EXHIBIT INDEX


Exhibit     (a)(9)  Press  Release  issued by Parent  dated  July 8, 1997.
            (a)(10)  Press  Release  issued by Atlas  Copco  dated July 8, 1997.
            (a)(11) Press Release  issued by the Company dated July 8, 1997.

                                                                 Exhibit (a)(9)


                  July 8, 1997, Tuesday  - 08:45 Eastern Time

SECTION: Financial News

DISTRIBUTION: TO BUSINESS EDITOR

LENGTH: 604 words

HEADLINE: Atlas Copco Acquires 99 Percent of Prime Service Via Tender Offer

BODY:
    Atlas Copco North America, Inc., a subsidiary of Sweden-based Atlas Copco AB, announced today that it has purchased 99 percent of the outstanding shares of Prime Service, Inc. (NYSE: PRS), one of the largest rental equipment companies in the United States. The shares were purchased pursuant to a USD 32 per share cash tender offer commenced on June 9, 1997. Consistent with a previously announced agreement, the Prime Service shares not acquired by Atlas Copco in the tender offer will be converted into the right to receive USD 32 in cash per share in a merger which is expected to be completed within a week. Following the merger, 100 percent of the outstanding shares of Prime Service will be owned by Atlas Copco. All necessary approvals for the acquisition have been granted. Atlas Copco will consolidate Prime Service from July 1, 1997. STOCKHOLM, Sweden, and HOUSTON, July 8

   Thomas B. Bennett, Chairman of the Board and Chief Executive Officer of Prime Service, said, "Our employees and the management team of Prime are excited about our new affiliation with Atlas Copco, a corporate parent already involved in our industry. We continue to receive positive comments from our customers, which are supportive of the merger. We feel that this association with Atlas Copco and its subsidiary companies will greatly enhance our capacity to serve our customers and will support our future growth."

   Giullo Mazzalupi, President and Chief Executive Officer of Atlas Copco AB, said, "The acquisition is a strategic move by Atlas Copco to increase revenues generated from the use of our products, including accessories, service and rental operations."

   The acquisition will have a positive effect on Atlas Copco's cashflow from 1998, although there will be a negative effect on earnings per share for the period 1997 and 1998 by a maximum of 5 percent. The transaction will be financed mainly in the U.S. commercial paper market.

   Prime Service is one of the largest companies in the rental equipment industry in the United States, and currently operates 122 rental equipment locations in 14 states. Prime Service rents over 100 different types of equipment, including aerial manlifts, portable air compressors, forklifts, light earth moving equipment and power tools. Prime Service has a base of over 40,000 customers ranging from Fortune 500 companies to subcontractors and homeowners. Total revenue for 1996 was approximately USD 330 million.

                                                                    PAGE    3
                            PR Newswire, July 8, 1997

   Atlas Copco had 1996 sales of USD 3,656 million of which about 25 percent were in the U.S. Following the acquisition of Prime Service, the number of employees in the U.S. amounts to approximately 6,350, including 2,200 people from Prime. Atlas Copco North America Inc., is the holding company for well-known U.S. companies including Milwaukee Electric Tool Corporation and Chicago Pneumatic Tool Company.

   Atlas Copco manufactures and sells compressors, construction and mining equipment, power tools, assembly systems and motion control products.

   Prior to consummation of the Atlas Copco tender offer, approximately 74 percent of the outstanding Prime Service common shares were owned by Investcorp S.A., and certain international investors. SOURCE Prime Service, Inc.

   CONTACT: Todd Fogarty of Kekst and Company, 212-521-4800, for Prime Service; or Lennart Johansson, SVP Controlling Accounting & Auditing, +46-8-743-85-70, Hans Ola Meyer, SVP Group Treasurer, +46-8-743-82-92, or Carl-Johan Wachtmeister, SVP Corporate Communications, +46-8-743-80-70, +46-70-543-80-70, all for Atlas Copco

LANGUAGE: ENGLISH

LOAD-DATE: July 8, 1997

                                                            Exhibit (a)(10)

Sweden's Atlas Copco Bids for Prime Service


     STOCKHOLM (Reuter) - Swedish industrial engineer Atlas Copco said Monday it bid seven billion crowns, or $900 million, for U.S. machinery leasing group Atlas Copco said in a statement that its bid of $32 a share had been approved by Prime Service's board. Atlas Copco's chief executive Giulio Mazzalupi said the acquisition increased the group's opportunity to develop its business in the U.S. and enhance growth potential. "Atlas Copco will also achieve a leading position in service of construction and industrial equipment in the U.S.," Mazzalupi said. Prime Service is the second largest equipment rental company in the U.S., currently operating 122 rental equipment locations in 14 states and rents over 100 different types of equipment. It has aout 2,000 staff. Total revenue in 1996 was about $330 million with an operating profit of $66 million. Atlas Copco said the acquisition would positively affect cash flow per share from the first full operational year but earnings per share would decrease during the first two years by a maximum of five percent. The acquisition would be financed through a mixture of cash, commercial paper and banklines. Prime Service was acquired in December 1994 by Investcorp, certain international investors and Prime Service management. The company completed an initial public offering in October 1996. "Investcorp and the other international investors, who currently own about 74 percent of the outstanding shares of Prime Service, have agreed to tender all of their shares as part of the Atlas Copco acquisition," the statement said. A bid of $32 a share represents a 29 percent premium over current share price of Prime on June 6.

                                                            Exhibit (a)(11)

Atlas Copco buying Prime Service
Copyright &copy 1997 Nando.net
Copyright &copy 1997 The Associated Press

   HOUSTON (June 9, 1997 11:13 a.m. EDT) -- Atlas Copco North America Inc. will buy Prime Service Inc., one of the nation's largest industrial equipment rental companies, for $900 million, Atlas Copco announced Monday.


   The subsidiary of Sweden-based Atlas Copco AB will acquire all outstanding shares of Prime Service at a price of $32 per share in cash. The $900 million price excludes $260 million in debt.

   Atlas Copco immediately began its cash tender for all of Prime Service's approximately 28 million shares.

   Prime Service, which specializes in construction equipment rentals, was bought in December 1994 by Investcorp, a group of international investors and Prime Service management.

   Investcorp  and  the  other  international   investors,   who  currently  own
approximately 74 percent of the outstanding shares of Prime Service, have agreed to tender all of their shares as part of the acquisition.

   The boards of directors of both Houston-based Prime Service and Atlas Copco have approved the deal, which is now subject to antitrust review.

   "The acquisition increases the opportunity to develop our business in the United States, to be close to the customers, and to enhance the growth potential of Atlas Copco products," said Giulio Mazzalupi, Atlas Copco AB president and chief executive officer.

   Atlas also cited a clear trend toward companies renting instead of buying equipment.

   Prime Service currently operates 122 rental equipment locations in 14 states and reported 1996 revenue of about $330 million.

   Atlas Copco, with about 21,000 employees worldwide, is among the world's leading suppliers of products and services for air and gas compression, industrial manufacturing, rock excavation, light construction and demolition, as well as installation, repair and service.

   Atlas Copco North America Inc. is the holding company for several U.S. companies including Milwaukee Electric Tool Corp. and Chicago Pneumatic Tool Co.